
07005866


SEC MAIL PROCESSING
RECEIVED
MAR - 1 2007
WASH. D.C. 213 SECTION

AB 3/27

SECU... ...SSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

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SEC FILE NUMBER
8- 66158

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TWS FINANCIAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1201 Pennsylvania Ave #300
(No. and Street)

Washington (City) DC (State) 20004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert Shapiro 202-449-726
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CHARLES EGO
(Name – *if individual, state last, first, middle name*)

2550 Dunrobin Dr. (Address) Mitchellville (City) MD (State) 20721 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Shapiro, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TWS FINANCIAL, LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

City/County Arlington
Commonwealth/State of Virginia
Sworn to and subscribed before me this 28th
day of February, 2007
Witness my hand and official seal

Notary Public 12/31/2008

Notary Public

By: Robert S.
Signature

PRESIDENT
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AUDIT REPORT
OF
TWS FINANCIAL, LLC

FISCAL YEAR ENDED
DECEMBER 31, 2006

AUDITED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006
AND
(INDEPENDENT AUDITOR'S REPORT THEREON)

CHARLES EGO
CERTIFIED PUBLIC ACCOUNTANT

TWS FINANCIAL, LLC
DECEMBER 31, 2006

Table of Contents

CHARLES EGO

Certified
Public Accountant

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders
TWS Financial, LLC
Washington, DC

We have audited the accompanying balance sheet of TWS Financial, LLC (TWS) as of December 31, 2006 and 2005, and the related statements of income, stockholders' equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act (CEAct). These financial statements are the responsibility of TWS's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included a review of TWS's procedures for safeguarding securities. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements referred to above present fairly, in all material respects, the financial position of TWS as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

2500 Dunrobin Drive, Mitchellville, MD. 20721 ● Phone: (301) 529-6559 ● Fax: (301) 925-8306

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules A, B, and C listed in the accompanying table of contents are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934 and the regulations under the CEAct. These schedules are the responsibility of the TWS's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Charles Ego, CPA

Mitchellville, MD
February 22, 2007

TWS FINANCIAL, LLC
Balance Sheet
December 31, 2006
(With Comparative Totals for Fiscal Year 2005)

	2006	2005
Assets:		
Cash (Note 3)	$ 42,321	$ 8,036
Commission Receivable	54,365	-
Clearing Deposit (Note 4)	25,853	25,273
Rental Deposit	1,000	-
Computer Equipment, net (Note 5)	-	2,373
Total Assets	$ 123,539	$ 35,682
Liabilities & Owners' Equity:		
Liabilities:		
Accounts Payable	$ 6,219	$ 2,391
Payroll liabilities	3,000	-
Total Liabilities	9,219	2,391
Owners' Equity:		
Owners' Capital	162,199	74,845
Retained Earnings	(47,879)	(41,554)
Total Owners' Equity	114,320	33,291
Total Liabilities & Owners' Equity	$ 123,539	$ 35,682

The accompanying notes are an integral part of these financial statements

TWS FINANCIAL, LLC

Income Statement

For the Year Ended December 31, 2006

(With Comparative Totals for Fiscal Year 2005)

	2006	2005
REVENUES:		
Commissions revenue	$ 177,219	$ 164,394
ECN fee income	8,339	12,492
Other income	3,387	656
Total Revenues	188,945	177,542
EXPENSES:		
Advertising	1,134	5,673
Clearing charges	45,301	99,298
Broker Dealer registration	3,867	11,030
Payroll expense	49,067	30,093
Professional fees	30,120	52,974
Insurance	-	2,433
Rent	36,699	11,997
Equipment rental & repairs	-	655
Licenses & permits	1,428	431
Office supplies	8,531	3,312
Postage & delivery	32	37
Telephone	5,087	3,154
Bank service charges	230	308
Travel & Entertainment	447	3,391
Utilities	1,526	1,582
Dues & Subscriptions	579	-
Depreciation expense	-	1,389
Miscellaneous expense	1,514	1,207
Total Expenses	185,562	228,964
Income before provision of taxes	3,383	(51,422)
Provision of taxes	-	-
Net Income/(Loss)	$ 3,383	$ (51,422)

The accompanying notes are an integral part of these financial statements

TWS FINANCIAL, LLC

Statement of Cash Flows

For the Year Ended December 31, 2006

(With Comparative Totals for Fiscal Year 2005)

	2006	2005
CASH FLOW FROM OPERATING ACTIVITIES		
Net Income	$ 3,383	$ (51,422)
Adjustments to reconcile net income to net cash flows from operating activities		
Depreciation	-	1,389
(Increase)/decrease in commission receivable	(54,365)	39,372
(Increase)/decrease in clearing deposits	(581)	(221)
(Increase)/decrease in rental deposit	(1,000)	-
Increase/(decrease) payroll liabilities	3,000	-
Increase/(decrease) in accounts payable	3,828	(4,657)
Net Cash Provided by (Used in) Operating Activities	(45,735)	(15,539)
CASH FLOW FROM INVESTING ACTIVITIES		
Net acquisition of assets	-	-
Net Cash Used in Investing Activities	-	-
CASH FLOW FROM FINANCING ACTIVITIES		
Net proceeds from owners' capital	80,020	9,799
Net Cash Provided by Financing Activities	80,020	9,799
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENT	34,285	(5,740)
CASH AND CASH EQUIVALENT, BEGINNING OF YEAR	8,036	13,776
CASH AND CASH EQUIVALENT, END OF YEAR	$ 42,321	$ 8,036

The accompanying notes are an integral part of these financial statements

TWS FINANCIAL, LLC
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2006 and 2005

1. Organization

TWS Financial, LLC (TWS) formerly ECN Trading, LLC was incorporated in the state of Delaware in July 2002 to engage in the business of performing security transactions for investors and businesses (clients) as a securities broker. It does business as Trade Wall Street. TWS also gives its clients access to use any of its registered representatives to complete security transactions or directly complete any security transaction online. TWS operates brokerage services through one clearing organization: Pension Financial Services, Inc. TWS's clients send money directly to the clearing organizations for deposit into TWS accounts. TWS collects commission fees for its services to its clients. TWS is currently registered to do business in several states, but aims to register in most states of the United States.

2. Summary of Significant Accounting Policies

a. Basis of Accounting

TWS has adopted the accrual basis of accounting in the preparation of its financial statements. Consequently, revenue is recognized when earned rather than when cash is received, and expenses and purchases of assets are recognized when the obligation is incurred rather than when cash is disbursed.

b. Cash and Cash Equivalents

For financial statement purposes, TWS considers demand deposits and money market funds to be cash and cash equivalents.

c. Equipment, Furniture & Fixtures and Related Depreciation

TWS capitalizes all expenditures greater than $500 for furniture and equipment. Depreciation is computed on the straight-line basis over the estimated useful lives of the assets.

d. Estimates

The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

TWS FINANCIAL, LLC
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2006 and 2005

3. Cash and Cash Equivalents

TWS receives all of its revenue from fees charged for its brokerage services. During the year, TWS maintained two checking accounts at Bank of America and United Bank. The total cash balances at December 31, 2006 and 2005 were as follows:

	2006	2005
Savings –Bank of America	$ 42,245	$ 563
Checking - Bank of America	76	7,473
Total	$ 42,321	$ 8,036

4. Clearing Deposit

TWS held a clearing deposit with Pension Financial Services, Inc. as requirement for TWS to do business with the clearing organization. At December 31, 2006 and 2005, the balance in this reserve account amounted to $25,853 and $25,273, respectively.

5. Fixed Assets – Computer Equipment

During FY 2006, TWS disposed off (discarded) the computer it had as scrap with no salvage value. At December 31, 2005, the balances of the computer equipment and the related accumulated depreciation were as follows:

Computer equipment	$ 4,166
Less: Accumulated depreciation	(1,793)
Net	$ 2,373

TWS FINANCIAL, LLC

Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2006

Schedule A

1. Changes in Stockholders' Equity:

Balance, Beginning of period	$	33,291
Net income/ (loss)		3,383
Additions (includes non-conforming capital of $0)		80,020
Deductions (includes non-conforming capital of $0)		(2,374)
Balance, end of period	$	114,320

The accompanying notes are an integral part of these financial statements

TWS FINANCIAL, LLC
Computation of Net Capital Under 15c3-1 of the SEC and 1.17 of the CFTC
December 31, 2006

Schedule B

Account Name	Allowable Assets	Non-Allowable Assets	Aggregate Indebtedness	Other Liabilities	Capital Accounts
Cash (Note 3)	$ 42,321	$ -	$ -	$ -	$ -
Commission Receivable	53,535	830			
Clearing deposit	25,853				
Rental Deposit		1,000			
Accounts payable				(6,219)	
Other liabilities				(3,000)	
Owners' equity					162,199
Retained earnings					(51,262)
Net income					3,383
Totals	$ 121,709	$ 1,830	$ -	$ (9,219)	$ 114,320

2. NET CAPITAL COMPUTATION:

Total Assets	$ 123,539
Less: Total Liabilities	(9,219)
Net Worth	114,320
Less: Subordinated Loans (approved)	-
Adjusted Net Worth	114,320
Less: Non-Allowable Assets	(1,830)
Tentative Net Worth	112,490
Haircuts	-
Undue Concentration haircuts	-
Net Capital	112,490
Less: Minimum Required Net Capital per SEC rule 15c3-1 and 1.17 of the CFTC	(45,000)
Excess Net Capital	$ 67,490

3. Reconciliation of Differences:

No material differences exist between the computation of net capital above and the TWS Financial, LLC's unaudited most recent Part II or Part IIA filings.

The accompanying notes are an integral part of these schedules

TWS FINANCIAL, LLC

Other Supplementary Data under the SEC and the CFTC
For the Year Ended December 31, 2006

Schedule C

4. **A Compuation for Determination of the Reserve Requirements**

   TWS Financial, LLC is exempt from the computation of the Reserve Requirement under Rule 15c3-3, because it is a fully disclosed Broker Dealer and does not hold any customer securities or does not accept any customer funds.

5. **A reconciliation, including appropriate explanations of the audited computation of 15c3-3 Reserve Requirements and the broker's or dealer's corresponding unaudited most recent Part II or Part IIA filing shall be filed with said report when material differences exist. If no material differences exist, a statement so indicating shall be filed.**

   TWS Financial, LLC is exempt from the computation of the Reserve Requirement under Rule 15c3-3, because it is a fully disclosed Broker Dealer and does not hold any customer securities or does not accept any customer funds.

6. **Information Relating to the Possession or Control Requirements**

   TWS Financial, LLC is a fully disclosed Broker Dealer and is exempt from this requirement.

7. **A Statement of Changes in Liabilities Subordinated to Claims of General Creditors**

   There were no general creditors as of December 31, 2006

8. **A report describing any material inadequacies found to exist**

   There were no material inadequacies found by auditors to exist (see Report on page 10).

9. **A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation**

   No such differences exist because TWS Financial, LLC does not have subsidiaries that would require a consolidated financial condition for TWS Financial, LLC.

The accompanying notes are an integral part of these schedules

CHARLES EGO

Certified
Public Accountant

Report on Internal Control Required by
CFTC Regulation 1.16 and SEC Rule 17a-5

To the Board of Directors and Stockholders
TWS Financial, LLC

In planning and performing our audit of the financial statements of TWS Financial, LLC (TWS), for the year ended December 31, 2006 (on which we issued our report dated February 22, 2007), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by TWS that we considered relevant to the following objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because TWS does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by TWS in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve Systems
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

In addition, as required by Regulation 1.16 under the Commodity Exchange Act (CEAct), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by TWS that we considered relevant to the following objectives stated in Regulation 1.16, in making (1) the periodic computations of minimum financial requirements pursuant to Regulation 1.17, (2) the daily computations of the segregation requirements of Section 4d(2) of the CEAct and the regulations thereunder, and the segregation of funds based upon such computations, and (3) the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 under the CEAct.

2500 Dunrobin Drive, Mitchellville, MD. 20721 ● Phone: (301) 529-6559 ● Fax: (301) 925-8306

The management of TWS is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (SEC) and the Commodity Futures Trading Commission (CFTC) above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which TWS has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of TWS's internal control would not necessarily disclose all matters in TWS's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving TWS's internal control and its operation, including controls for safeguarding customer and firm assets that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC and CFRC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, the CEAct, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that TWS's practices and procedures were adequate at December 31, 2006, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, CFRC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under Securities Exchange Act of 1934 and/or Regulation 1.16 under the CEAct for their regulation of registered brokers and dealers, futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Charles Ezo, CPA

Mitchellville, Maryland
February 22, 2007

END